Notice of 2026 annual and special meeting of common shareholders and notice of availability of meeting materials

Notice and access

We are making this management information circular (the Circular) available online instead of by mail according to a set of rules developed by Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions Canada.

We are also using notice and access for delivery of our management's discussion and analysis to registered shareholders and for delivery of our financial statements and management's discussion and analysis to non-registered (beneficial) shareholders and share ownership account participants.

This means that instead of receiving a paper copy of certain meeting materials, you are receiving this notice explaining how to access them online. You will also find below information on how to request paper copies of these meeting materials if you prefer.

You will find enclosed with this notice a proxy or voting instruction form, enabling you to vote at our annual and special meeting.

We encourage you to read the Circular before exercising your vote.

Shareholders are invited to attend our annual and special meeting

When: **Wednesday, May 6, 2026 at 5:00 P.M.** (Toronto time)

Where: **Online**

Via live webcast at meetings.lumiconnect.com/400-804-248-487
Password: **"sunlife2026"** (case sensitive)

In Person

1 York Street (at Harbour Street), 35th floor, Toronto, Ontario, Canada

Shareholders will be asked to consider and vote on the following matters

01 Election of the directors
02 Appointment of the auditor
03 A non-binding advisory vote on our approach to executive compensation
04 Amendment to Sun Life's Executive Stock Option Plan

Meeting materials can be found online on

Our website at sunlife.com/2026agm
TSX Trust's website at meetingdocuments.com/TSXT/slf
SEDAR+ at sedarplus.ca
EDGAR at sec.gov/edgar

Voting

Voting Deadline: **May 4, 2026 at 5:00 P.M.** (Toronto time)

Registered shareholders and share ownership account participants

Return your completed proxies or exercise your vote by the voting deadline. Please refer to your proxy form for detailed instructions on how to vote.

Online: meeting-vote.com

Phone: **1 888-489-7352** (Canada & U.S. only)

Email: proxyvote@tmx.com

Mail: Please use the envelope provided

Non-registered shareholders

Return your completed voting instruction form (VIF) or exercise your vote by the voting deadline using the control number on your VIF. Please refer to your VIF for detailed instructions on how to vote.

Online: proxyvote.com

Phone (Canada): **1-800-474-7493** (English) **1-800-474-7501** (French)

Phone (U.S.): **1-800-454-8683**

Smartphone: **Scan QR code found on the VIF**

Mail: Please use the envelope provided

If you want to attend the meeting and vote your shares virtually, you need to first appoint yourself or your proxyholder by using one of the methods above and then obtain a control number. You can get a control number by calling TSX Trust at **1-866-751-6315** (Canada & the U.S.) or **1-416-682-3860** (other countries) or by completing an online form at: tsxtrust.com/control-number-request.

Please note that control numbers can only be issued up to May 5, 2026 at 5:00 p.m. (Toronto time).

Requesting a paper copy of meeting materials

Upon request received at any time prior to or up to one year following the date of filing of the Circular, annual report, annual financial statements, or annual MD&A, as applicable we will send you a paper copy of the document at no cost within three business days of your request.

The request can be made online at meetingdocuments.com/TSXT/slf by telephone at **1-888-433-6443** (Canada & the U.S.) or **1-416-682-3801** (other countries) or by email at TSXT-fulfilment@tmx.com.

If you would like to receive a paper copy prior to the voting deadline, your request should be received by **April 23, 2026**. If you request a paper copy of any materials, you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.

For any questions about notice and access

Please call TSX Trust at **1-888-433-6443** (Canada & the U.S.) or **1-416-682-3801** (other countries).

Go digital!

Registered shareholders and share ownership account participants

Sign up for e-delivery at tsxtrust.com/SL/GoDigital OR by checking the box on the reverse side of your proxy form and providing your email address.

Non-registered shareholders in Canada and U.S.

Sign up for e-delivery at proxyvote.com using the control number on your VIF OR after the meeting by obtaining a unique registration number from your financial intermediary.